File No. 333-173524

As filed with the SEC on August 16, 2011

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☑
(Check appropriate box or boxes)

FEDERATED INVESTMENT

SERIES FUNDS, INC.

(Exact Name of Registrant as Specified in Charter)

1-800-341-7400

(Area Code and Telephone Number)

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

(Address of Principal Executive Offices)

John W. McGonigle, Esquire

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, Pennsylvania 15222-3779

(Name and Address of Agent for Service)

Copies to:

Clair E. Pagnano, Esquire

K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, MA 02111-2950

Acquisition of the assets of

STRATEGIC YIELD PORTFOLIO

a portfolio of EquiTrust Series Fund, Inc.

By and in exchange for Class A Shares and Institutional Shares of

FEDERATED BOND FUND

a portfolio of Federated Investment Series Funds, Inc.

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered: Class A Shares and Institutional Shares without par value, of Federated Bond Fund

It is proposed that this filing will become effective immediately upon filing, pursuant to Rule 485(b).

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

FEDERATED INVESTMENT SERIES FUNDS, INC.

CONTENTS OF REGISTRATION STATEMENT

This Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-14 (File No. 333-173524) consists of the following:

Cover Sheet

Contents of Registration Statement

Part A — The definitive Proxy Statement and Prospectus of the Registrant as filed on May 25, 2011 pursuant to Rule 497 is incorporated herein by reference.

Part B — The definitive Statement of Additional Information of the Registrant as filed on May 25, 2011 pursuant to Rule 497 is incorporated herein by reference.

Part C — Other Information

Signature Page

Exhibits — The sole purpose of this Post-Effective Amendment is to file as an exhibit a conformed copy of the opinion of counsel regarding the tax consequences of the reorganization described in the Registrant’s Registration Statement on Form N-14, filed on April 15, 2011.

PART C. OTHER INFORMATION.

Item 15	Indemnification

(1)    Indemnification is provided to Officers and Directors of the Registrant pursuant to Section 1 of Article IX of Registrant’s Bylaws. The Investment Advisory Contract provides that, in the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of the obligations or duties under the Investment Advisory Contract on the part of Adviser, Adviser shall not be liable to the Registrant or to any shareholder for any act or omission in the course of or connected in any way with rendering services or for any losses that may be sustained in the purchase, holding, or sale of any security. Registrant’s Directors and Officers are covered by an Investment Trust Errors and Omissions Policy.

(2)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Articles of Incorporation or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission (the “SEC”), such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by Directors, Officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such Directors, Officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

(3)    Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for Directors, Officers, and controlling persons of the Registrant by the Registrant pursuant to the Articles of Incorporation or otherwise, the Registrant is aware of the position of the SEC as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Articles of Incorporation or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party Directors who are not interested persons of the Registrant or (ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an Officer, Director, or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party Directors or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.

Item 16	Exhibits

1.1	Copy of Articles of Incorporation of the Registrant (1)

1.2	Conformed copy of Articles Supplementary, dated July 1, 1993 (12)

1.3	Conformed copy of Articles Supplementary, dated May 20, 1994 (12)

1.4	Conformed copy of Articles Supplementary, dated May 18, 1995 (12)

1.5	Conformed copy of Articles of Amendment, dated March 29, 1996 (12)

1.6	Conformed copy of Articles Supplementary, dated November 15, 1996 (12)

1.7	Conformed copy of Certificate of Correction, dated February 28, 1997 (12)

1.8	Conformed copy of Certificate of Correction, dated February 28, 1997 (12)

1.9	Conformed copy of Amendment No. 8 to the Articles of Incorporation of the Registrant (18)

1.10	Conformed copy of Amendment No. 9 to the Articles of Incorporation of the Registrant (18)

1.11	Conformed copy of Articles Supplementary dated October 19, 2007 (21)

2.1	Copy of By-Laws of the Registrant (1)

2.2	Copy of Amendment No. 1 to the By-Laws of Registrant (11)

2.3	Copy of Amendment No. 2 to the By-Laws of Registrant (11)

2.4	Copy of Amendment No. 3 to the By-Laws of Registrant (11)

2.5	Copy of Amendment No. 4 to the By-Laws of Registrant (14)

2.6	Copy of Amendment No. 5 to the By-Laws of Registrant (15)

2.7	Copy of Amendment No. 6 to the By-Laws of Registrant (18)

2.8	Copy of Amendment No. 7 to the By-Laws of Registrant (18)

2.9	Copy of Amendment No. 8 to the By-Laws of Registrant (19)

3.	Not applicable

4	The Registrant hereby incorporates the Forms of Agreement and Plans of Reorganization that were filed as Annexes A-1 and A-2 to the Proxy Statement/Prospectus filed pursuant to Rule 497 on May 25, 2011

5	See exhibits (1) and (2)

6.1	Conformed copy of Investment Advisory Contract of the Registrant (3)

6.2	Conformed copy of Limited Power of Attorney of the Adviser (14)

6.3	Conformed copy of Amendment to Investment Advisory Contract of the Registrant (14)

7.1	Copy of Distributor’s Contract with the Registrant (2)

7.2	Conformed copy of Exhibits C and D to Distributor’s Contract (4)

7.3	Conformed copy of Exhibits E, F, and G to Distributor’s Contract (5)

7.4	Conformed copy of Distributor’s Contract (Class B Shares) including Exhibit 1 and Schedule A (10)

7.5	The Registrant hereby incorporates the conformed copy of the specimen Mutual Funds Sales and Service Agreement; Mutual Funds Service Agreement; and Plan Trustee/Mutual Funds Service Agreement from Item 24(b)(6) of the Cash Trust Series II Registration Statement on Form N-1A, filed with the SEC on July 24, 1995. (File Nos. 33-38550 and 811-6269)

7.6	Conformed copy of Amendment to Distributor’s Contract of Registrant (14)

7.7	Conformed copy of Amendment to Distributor’s Contract with the Registrant (15)

7.8	Conformed copy of Exhibit H to the Distributor’s Contract with the Registrant (21)

7.9	Conformed copy of Amendment 1 to Exhibit E to Distributor’s Contract (22)

8	Not applicable

9.1	Conformed copy of Custodian Agreement with the Registrant (3)

9.2	Conformed copy of State Street Domestic Custody Fee Schedule (9)

9.3	Conformed copy of Custodian Agreement of the Registrant, with amendments (25)

10.1	Conformed Copy of Distribution Plan through and including Exhibit A (Class A Shares) and Exhibit B (Class C Shares)(17)

10.2	Conformed copy of Exhibit 1 to the 12b-1 Distribution Plan (Class B Shares) of the Registrant (10)

10.3	Conformed copy of Amendment 1 of Exhibit A to Distribution Plan (22)

10.4	The Registrant hereby incorporates the Copy of the Multiple Class Plan and attached Exhibits from Item (n) of the Federated Total Return Government Bond Fund Registration Statement on Form N-1A, filed with the SEC on April 26, 2006. (File Nos. 33-60411 and 811-07309)

10.5	Conformed Copy of the Multiple Class plan and attached Exhibits for Institutional Shares (22)

10.6	Copy of Class A shares Exhibit (Revised 1/15/10), Class B shares Exhibit (Revised 12/1/09), Class C Shares Exhibit (Revised 12/14/09), Class F Shares Exhibit (Revised 12/1/09) and Institutional Shares Exhibit (Revised 4/7/09) to the Multiple Class Plan (24)

10.7	Copy of Class A Shares Exhibit, revised June 1, 2010 (25)

10.8	Copy of Class B Shares Exhibit, revised March 1, 2010 (25)

10.9	Copy of Class F Shares Exhibit, revised December 31, 2010 (25)

10.10	Copy of Institutional Shares Exhibit, revised December 31, 2010 (25)

11	The Registrant hereby incorporates the Opinion and Consent of Counsel as to legality of Shares being issued from Item 11 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on April 15, 2011 (File No. 333-173524)

12	Conformed copy of opinion regarding tax consequences of Reorganization of Strategic Yield Portfolio (+)

13.1	Conformed copy of Principal Shareholder Servicer’s Agreement (Class B Shares) including Exhibit 1 and Schedule A (10)

13.2	Conformed copy of Shareholder Services Agreement (Class B Shares) including Exhibit 1 and Schedule A (10)

13.3	Conformed copy of Amended and Restated Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services, and Custody Services Procurement (11)

13.4	The Registrant hereby incorporates the conformed copy of the Transfer Agency and Service Agreement between the Federated Funds listed on Schedule A revised 3/1/06, from Item (h)(ix) of the Federated Total

Return Government Bond Fund Registration Statement on Form N-1A, filed with the SEC on April 26, 2006. (File Nos. 33-60411 and 811-07309)

13.5	The Registrant hereby incorporates the conformed copy of Amendment No. 3 to the Amended and Restated Agreement for Fund Accounting Services, Administrative Services, Transfer Agency Services and Custody Services Procurement from Item 23 (h)(v) of the Federated U.S. Government Securities: 2-5 Years Registration Statement on Form N-1A, filed with the SEC on March 30, 2004. (File Nos. 2-75769 and 811- 3387)

13.6	Conformed copy of Second Amended and Restated Shareholder Services Agreement (13)

13.7	The responses described in Item 23(e)(v) are hereby incorporated by reference

13.8	The Registrant hereby incorporates by reference the conformed copy of the Agreement for Administrative Services, with Exhibit 1 and Amendments 1 and 2 attached, between Federated Administrative Services and the Registrant from Item 23(h)(iv) of the Federated Total Return Series, Inc. Registration Statement on Form N-1A, filed with the SEC on November 29, 2004. (File Nos. 33-50773 and 811-7115)

13.9	The Registrant hereby incorporates the conformed copy of the Second Amended and Restated Services Agreement, with attached Schedule 1 revised 6/30/04, from Item (h)(vii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the SEC on July 29, 2004. (File Nos. 33-29838 and 811- 5843)

13.10	The Registrant hereby incorporates by reference the conformed copy of the Agreement for Administrative Services, with Exhibit 1 and Amendments 1 and 2 attached, between Federated Administrative Services and the Registrant from Item 23(h)(iv) of the Federated Total Return Series, Inc. Registration Statement on Form N-1A, filed with the SEC on November 29, 2004. (File Nos. 33-50773 and 811-7115)

13.11	The Registrant hereby incorporates the conformed copy of Transfer Agency and Service Agreement between the Federated Funds and State Street Bank and Trust Company from Item 23(h)(ix) of the Federated Total Return Government Bond Fund Registration Statement on Form N-1A, filed with the SEC on April 28, 2005. (File Nos. 33-60411 and 811-07309)

13.12	The Registrant hereby incorporates by reference the conformed copy of Amendment No. 3 to the Agreement for Administrative Services between Federated Administrative Services Company and the Registrant dated June 1, 2005, from Item 23 (h)(ii) of the Cash Trust Series, Inc. Registration Statement on Form N-1A, filed with the SEC on July 27, 2005. (File Nos. 33-29838 and 811-5843)

13.13	Conformed copy of Amendment 6 to Transfer Agency and Service Agreement (22)

13.14	Conformed copy of Financial Administration and Accounting Services Agreement, dated January 1, 2007 (25)

14.1	The Registrant hereby incorporates the Consent of Independent Registered Public Accounting Firms from Item 14.1 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on April 15, 2011 (File No. 333-173524)

15.	Not applicable

16.1	The Registrant hereby incorporates the Unanimous Consent of Directors for Power of Attorney from Item 16.1 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on April 15, 2011 (File No. 333-173524)

16.2	The Registrant hereby incorporates the Power of Attorney of the Registrant from Item 16.2 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on April 15, 2011 (File No. 333-173524)

17	The Registrant hereby incorporates the Form of Proxy from Item 17 of the Registrant’s Registration Statement on Form N-14, filed with the SEC on April 15, 2011 (File No. 333-173524)

+	Exhibit is being filed electronically with registration statement; indicate by footnote

ALL RESPONSES ARE INCORPORATED BY REFERENCE TO A POST-EFFECTIVE AMENDMENT (PEA) OF THE REGISTRANT FILED ON FORM N-1A (FILE NOS. 33-48847 and 58429)

1	Initial Registration Statement filed August 21, 1992

2	Pre-Effective Amendment No. 1 filed September 8, 1992

3	PEA No. 4 filed December 29, 1993

4	PEA No. 5 filed December 23, 1994

5	PEA No. 7 filed July 27, 1995

7	PEA No. 11 filed February 18, 1997

9	PEA No. 13 filed October 24, 1997

10	PEA No. 15 filed December 31, 1997

11	PEA No. 16 filed October 30, 1998

12	PEA No. 18 filed October 29, 1999

13	PEA No. 21 filed January 23, 2002

14	PEA No. 22 filed January 29, 2003

15	PEA No. 23 filed November 26, 2003

17	PEA No. 25 filed November 19, 2004

18	PEA No. 28 filed January 27, 2006

19	PEA No. 29 filed November 15, 2006

20	PEA No. 30 filed January 26, 2007

21	PEA No. 32 filed January 28, 2008

22	PEA No. 33 filed January 29, 2009

23	PEA No. 34 filed December 1, 2009

24	PEA No. 35 filed January 29, 2010

25	PEA No. 36 filed January 27, 2011

Item 17	Undertakings

(1)    The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)    The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, FEDERATED INVESTMENT SERIES FUNDS, INC., has duly caused this post-effective amendment no. 1 its Registration Statement on Form N-14 to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Pittsburgh and Commonwealth of Pennsylvania, on the 16th day of August 2011.

FEDERATED INVESTMENT SERIES FUNDS, INC.

By: /s/ Alicia G. Powell

Alicia G. Powell, Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment no. 1 to its Registration Statement on Form N-14 has been signed below by the following persons on August 16, 2011 in the capacities indicated:

NAME	TITLE

BY: /s/ Alicia G. Powell Alicia G. Powell ASSISTANT SECRETARY	Attorney In Fact For the Persons Listed Below

NAME	TITLE

John F. Donahue*	Director

J. Christopher Donahue*	President (Principal Executive Officer) and Director

Richard A. Novak*	Treasurer (Principal Financial Officer)

Nicholas P. Constantakis*	Director

John F. Cunningham*	Director

Maureen Lally-Green*	Director

Peter E. Madden*	Director

Charles F. Mansfield, Jr.*	Director

R. James Nicholson*	Director

Thomas M. O’ Neil*	Director

John S. Walsh*	Director

James F. Will*	Director

* By Power of Attorney